Exhibit 23.5





INDEPENDENT AUDITORS' CONSENT


To the Board of Directors of
Chukchansi Economic Development Authority:


We consent to the use in this Amendment No. 2 to Registration Statement No. 333-102202 of Chukchansi Economic Development Authority (the "Authority") of our report dated April 8, 2003 except for Note 9, as to which the date is June 20, 2003 (which expresses an unqualified opinion and includes explanatory paragraphs emphasizing that the financial statements reflect the financial position of the Authority and do not purport to represent the financial position and activities of the Tribe and relating to the Authority's ability to continue as a going concern) appearing in the Prospectus, which is a part of such Registration Statement.



/s/ Deloitte & Touche LLP




Las Vegas, Nevada
June 20, 2003